WPCS International Incorporated

600 Eagleview Boulevard, Suite 300

Exton, PA 19341

January 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance

Kate Beukenkamp, Esq.

Re:	WPCS International Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed January 17, 2014
File No. 001-34643

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated January 29, 2014 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A filed on January 17, 2014 by WPCS International Incorporated (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

General

1.	Please revise your preliminary proxy to consistently represent the Purchase Price of the Pride Group. We note that on page 6 of the Summary Term Sheet, for example, you refer to the Purchase Price as “$1.4 million,” but on page 16 your refer to the Purchase Price as both “$1.4 million” and “AUD $1.4 million.”

Response:

The proxy statement consistently represents the purchase price of the Pride Group at $1.4 million (the “Purchase Price”). All references to AUD$1.4 million refer to the potential adjustment to the Purchase Price based on the net tangible asset value (“NTAV”) of the Pride Group as of the closing date. If the NTAV of the Pride Group is less than AUD$1.4 million as of the closing date, then the Company will be required to pay the purchaser an amount equal to the difference between the NTAV and AUD$1.4 million.

The parties to the purchase agreement agreed to have the NTAV calculation based on Australian dollars and value so that neither party would be at risk from currency fluctuations. If the value of one U.S. dollar compared to one Australian dollar changed significantly from the date of execution of the purchase agreement to the date of closing, such change would benefit one party to the detriment of the other party. By having the NTAV calculation in Australian dollars, neither party is at risk or has to pay spreads or fees to hedge against such risk.

Securities and Exchange Commission

January 31, 2014

2.	We note Proposal 2 to amend your Articles of Incorporation to increase your authorized common stock and that this increase may be necessary to complete your obligations pursuant to the Stock Purchase Agreement dated December 17, 2013 used to purchase 100% of the outstanding membership interests in BTX, causing BTX to become a wholly-owned subsidiary. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, including the disclosure under Item 14. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this proxy statement.

Response:

We do not believe that disclosure under Item 14 is required. Note A to Schedule 14A states that, “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (emphasis added). The purpose of this requirement is to provide stockholders with sufficient information to allow them to make an informed decision to approve the issuance of such securities, whereby if they want to vote against the transaction, they can vote against the authorization of securities to be used to acquire the specified company, which, if the proposal is rejected, the acquisition of such specified company could not be completed.

Pursuant to Note A, two requirements must be met in order for the Item 14 disclosure information to be required for inclusion in the proxy statement. The first requirement is that the proposal is to authorize additional securities which are to be used to acquire another specified company. The second requirement is that the registrants’ security holders will not have a separate opportunity to vote upon the transaction. Therefore, if either requirement is not met, the Item 14 disclosure information is not required. For the reasons set forth below, we believe that neither requirement is met.

While the Company is asking security holder to approve an increase in the authorized number of shares of common stock, the additional shares of common stock are not being used to acquire BTX Trader, LLC (“BTX”). Pursuant to the Stock Purchase Agreement, dated December 17, 2013 (the “SPA”), the Company acquired BTX in exchange for 2,438 shares of its newly designated Series E Convertible Preferred Stock, $0.001 par value per share (the “Series E Preferred Stock”) and warrants (the “Warrants” and together with the Series E Preferred Stock, the “Securities”) to purchase up to an aggregate of 1,500,000 shares of Common Stock. The Company was authorized to issue both the Series E Preferred Stock and the Warrants, and stockholder approval for the issuance of such securities was not required.

Further, the transactions contemplated by the SPA are closed and BTX is a wholly-owned subsidiary of the Company. Whether or not the Company’s stockholders approve the increase in authorized shares of common stock has no impact on the transaction, since common stock is not being issued in connection with the acquisition of BTX and failure to obtain the increase in authorized common stock would not give the holders of the Securities the right to unwind the transaction. Therefore, the purpose of Note A, which is to allow the stockholders to make an informed decision on whether it wants to indirectly approve the acquisition of the specified company, which is BTX in this situation, is inapplicable. There is no benefit or reason to provide the stockholders with Item 14 information since BTX was acquired already by securities the Company was authorized to issue.

While the holders of the Securities would be unable to convert the Series E Preferred Stock or exercise the Warrants unless and until the increase in authorized common stock is approved (and the transaction itself is approved, as discussed below), that has no impact on this analysis. The holders of the Securities were aware of this risk, and they made a business decision to move forward with the transaction. In addition, it should be noted that the Series E Preferred Stock pays a 12% annual dividend, so the investors are receiving something even if they cannot convert or exercise their Securities. Further, the Company has an obligation to seek stockholder approval at each annual meeting in the event that stockholder approval is not obtained.

Securities and Exchange Commission

January 31, 2014

The second requirement under Note A is that the stockholders not have a separate opportunity to vote on the transaction. However, Proposal 3 in the proxy statement is a separate opportunity to vote directly on the SPA and the transaction that led to the Company acquiring BTX. As the Company’s common stock is traded on The NASDAQ Capital Market (“NASDAQ”), the Company is required, pursuant to the NASDAQ rules, to obtain stockholder approval on certain transactions that could result in the issuance of more than 20% of the common stock of the Company at a price that is less than the greater of book or market value. As a result, the stockholders of the Company do have a separate opportunity to vote upon the securities that were issued in connection with the acquisition of BTX.

Pursuant to the Purchase Agreement, the Company was obligated to seek stockholder approval for (i) the increase of the authorized shares of common stock to 75,000,000 shares and (ii) the issuance of all of the Securities in accordance with NASDAQ rules and regulations. The first part of such requirement is being sought pursuant to Proposal 2 and the second part pursuant to Proposal 3. Only upon stockholders approving both Proposals will the Company achieve the stockholder approval required pursuant to the Purchase Agreement. Therefore, if the Company’s stockholders approve Proposal 2 – the increase in authorized common stock but not Proposal 3 – the approval of the issuance of common stock pursuant to the Securities, the stockholder approval is not obtained for purposes of the Purchase Agreement. Only once the stockholder approval is obtained for purposes of the Purchase Agreement is the Company obligated to reserve shares of common stock for issuance upon conversion or exercise of the Securities, Therefore, the stockholders do have a separate opportunity to vote on the transaction.

For all of the reasons discussed above, we believe that neither of the two requirements pursuant to Note A have been met, which two requirements are required for the Company to provide the disclosures under Item 14.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ JOSEPH HEATER
Joseph Heater
Chief Financial Officer

Cc:	Thomas A. Rose, Esq.
James M. Turner, Esq.